Press Release No. 06-21

METALLICA RESOURCES ANNOUNCES A DOUBLING OF MEASURED &
INDICATED RESOURCES AT THE EL MORRO PROJECT, CHILE

Toronto, Ontario – November 13, 2006 - Metallica Resources Inc's (TSX: MR, AMEX: MRB) joint venture partner, Xstrata Copper, has provided an updated resource estimate for the La Fortuna copper-gold deposit. This update represents an approximate 100% increase in measured and indicated copper and gold resources over a previously reported resource estimate completed by Metallica in 2005. At a 0.3% copper cutoff grade the new resource estimate shows:

  6.38 billion pounds of copper and 8.22 million ounces of gold in the measured and indicated categories

  2.23 billion pounds of copper and 2.74 million ounces of gold in the inferred category

When all mineral resource classifications (measured, indicated and inferred) are considered, the updated resource estimate represents a 7% increase in total tonnes, a 7% increase in contained copper and a 15% increase in contained gold over the 2005 resource estimate. Approximately 70% of the La Fortuna resource is now classified in the measured and indicated categories. This compares to the 2005 resource estimate where approximately 38% was in the indicated category and the remainder was in the inferred category. There was no resource in the measured category in the 2005 resource estimate. The La Fortuna deposit is contained within the El Morro joint venture project and is 30% owned by Metallica Resources.

In addition to the updated resource estimate, Xstrata Copper has informed Metallica that it has initiated a 6,000 meter core drilling program designed to extend the high grade secondary copper zone in the upper portion of the La Fortuna deposit, upgrade deeper inferred resources to measured and indicated status, and improve the delineation of higher grade zones within the central part of the La Fortuna porphyry stock. The drilling program is scheduled to be completed by the end of this year.

The updated resource estimate is based on 147 core holes totaling approximately 57,900 meters. The resource classification is based in part on a simulated mine pit and metal prices of US$1.20/lb copper and US$400/oz gold such that all measured and indicated resources are included within the simulated pit shell. At the 0.3% copper cutoff grade, Metallica Resources' 30% interest in the La Fortuna resource equates to:

  1.91 billion pounds of copper and 2.47 million ounces of gold in the measured and indicated categories

  0.67 billion pounds of copper and 0.82 million ounces of gold in the inferred category

Xstrata's resource estimate of the La Fortuna deposit on a 100% basis is as follows:

TABLE 1: LA FORTUNA 2006 MEASURED & INDICATED RESOURCE – Copper cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Measured	201,400	0.66	0.56	188,800	0.69	0.58	165,700	0.73	0.62	138,900	0.79	0.65
Indicated	365,000	0.48	0.44	299,800	0.53	0.49	214,300	0.60	0.56	149,500	0.67	0.63
Total M&I	566,400	0.54	0.48	488,600	0.59	0.52	380,000	0.65	0.58	288,400	0.71	0.64
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Measured	2,931,000	3,600	2,872,000	3,515	2,667,000	3,276	2,420,000	2,912
Indicated	3,863,000	5,163	3,504,000	4,704	2,835,000	3,845	2,209,000	3,014
Total M&I	6,794,000	8,763	6,376,000	8,219	5,502,000	7,121	4,629,000	5,926

NOTES: Measured and Indicated resources have been defined on the basis of drill sample density and that portion of the resource contained within a simulated mine put utilizing metals prices of US$1.20/ lb Cu, US$400/oz Au.

TABLE 2: LA FORTUNA 2006 INFERRED RESOURCE – Copper cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Inf'd: in-pit	199,000	0.39	0.28	114,100	0.49	0.38	69,800	0.58	0.47	47,200	0.65	0.53
Inf'd: out-pit	172,900	0.39	0.34	112,600	0.47	0.44	72,400	0.55	0.51	42,100	0.62	0.59
Total Inferred	371,900	0.39	0.31	226,700	0.48	0.41	142,200	0.56	0.49	89,300	0.64	0.56
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Inf'd: in-pit	1,711,000	1,759	1,233,000	1,401	893,000	1,061	676,000	809
Inf'd: out-pit	1,495,000	1,920	1,159,000	1,600	878,000	1,190	575,000	800
Total Inferred	3,206,000	3,679	2,392,000	3,001	1,771,000	2,251	1,251,000	1,609

NOTE: Inferred resources are defined on the basis of drill sample density and have been separated into Inferred resources occurring internal and external to a $1.20/lb Cu pit shell (see Note to M&I Table above).

Golder Associates, acting as an independent third party for Xstrata Copper, was responsible for the development of the 3D geological model of the La Fortuna deposit used for the updated resource estimate. Golder has also reviewed the grade estimation procedures and resource classification criteria applied by Xstrata Copper, and confirmed that the geostatistical grade estimation was carried out to a suitable standard and that the resource model is appropriate for the estimation of Mineral Resources.

Norwest Corporation, acting as an independent third party for Metallica, has examined the updated resource estimate and recast it using copper-equivalent cutoff grades. No changes have been made to the Xstrata resource estimate, rather the resource has simply been restated to reflect the combined contribution of copper and gold using metal prices of US$1.20/lb copper and US$400/oz gold. The use of copper-equivalent cutoff grades to report mineral resources is a common industry practice for co-product copper deposits and is consistent with previous reporting by Metallica. The resource estimate reported on a copper-equivalent cutoff basis is as follows:

TABLE 3: LA FORTUNA 2006 MEASURED & INDICATED RESOURCE – Copper equivalent cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Measured	205,800	0.65	0.55	200,800	0.66	0.56	192,000	0.68	0.57	179,300	0.70	0.60
Indicated	421,800	0.44	0.41	371,300	0.48	0.44	314,500	0.52	0.49	261,100	0.56	0.54
Total M&I	627,600	0.51	0.45	572,100	0.54	0.48	506,500	0.58	0.52	440,400	0.62	0.57
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Measured	2,938,000	3,620	2,919,000	3,600	2,871,000	3,550	2,779,000	3,460
Indicated	4,075,000	5,500	3,889,000	5,260	3,586,000	4,930	3,206,000	4,550
Total M&I	7,013,000	9,120	6,808,000	8,860	6,457,000	8,480	5,985,000	8,010

NOTES: Measured and Indicated resources have been defined on the basis of drill sample density and that portion of the resource contained within a simulated mine put utilizing metals prices of US$1.20/ lb Cu, US$400/oz Au.

TABLE 4: LA FORTUNA 2006 INFERRED RESOURCE – Copper equivalent cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Inf'd: in-pit	312,100	0.30	0.23	174,900	0.41	0.31	112,100	0.49	0.40	81,500	0.55	0.48
Inf'd: out-pit	305,600	0.29	0.27	164,800	0.40	0.37	118,500	0.46	0.44	95,800	0.50	0.49
Total Inferred	617,700	0.30	0.25	339,700	0.41	0.34	230,600	0.48	0.42	177,300	0.52	0.48
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Inf'd: in-pit	2,077,000	2,290	1,567,000	1,730	1,214,000	1,430	984,000	1,260
Inf'd: out-pit	1,942,000	2,610	1,464,000	1,940	1,207,000	1,690	1,050,000	1,510
Total Inferred	4,019,000	4,900	3,031,000	3,670	2,421,000	3,120	2,034,000	2,770

NOTE: Inferred resources are defined on the basis of drill sample density and have been separated into Inferred resources occurring internal and external to a $1.20/lb Cu pit shell (see Note to M&I Table above).

At the 0.3% copper-equivalent cutoff, Metallica's 30% interest in the La Fortuna resource equates to:

  2.04 billion pounds of copper and 2.66 million ounces of gold in the measured and indicated categories

  0.85 billion pounds of copper and 1.01 million ounces of gold in the inferred category

The 2006 updated resource estimate is part of a previously announced pre-feasibility study that is scheduled to be completed in late 2006 or early 2007 at an estimated cost of approximately $40 million to Metallica's joint venture partner Xstrata Copper. A previously announced 1,150 meter underground decline is also in progress for geotechnical characterization and bulk metallurgical sampling which comprise part of a final feasibility study that is due by mid-September 2007, under the terms of the El Morro Joint Venture Agreement between Metallica and Xstrata Copper.

All drill core data used for the updated resource estimate has been sampled and analyzed according to Six Sigma quality assurance and quality control protocols which included the use of internal blanks and Gannet certified standards. The analytical methods used are geochemical analysis for copper and fire assay with atomic absorption finish for gold.

The updated estimate for the La Fortuna deposit is classified as a Measured, Indicated and Inferred Mineral Resource in compliance with CIM Definitions on Mineral Resources and Mineral Reserves. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and completion of the updated resource estimate as represented in Tables 1 and 2 is Mr. Ricardo Raúl Roco, Member - AusIMM and Manager of Mines Geology for Xstrata Copper. The Qualified Persons responsible for the restated resource on a copper equivalent cut-off basis presented in Tables 3 and 4 are Dr. Bruce M. Davis, Fellow – AusIMM and Chief Geostatistician for Norwest Corporation, and Mark A. Petersen, Certified Professional Geologist - AIPG and Director of Exploration for Metallica Resources Inc.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 84.2 million shares outstanding, approximately US$23.2 million in cash and cash equivalents, and no debt as of September 30, 2006. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.